UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒
SEMIANNUAL REPORT PURSUANT TO REGULATION A

Or

☐
SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended
November 30, 2019

KULA VENTURES LTD.
(Exact name of issuer as specified in its charter)

Nevada	83-4542873
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification number)

6350 W. Cheyenne Ave.
Las Vegas NV 89108
(Address of Principal Executive Offices)

(877) 843-5852
(Issuer Telephone Number, Including Area Code)

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of November 30, 2019.

We are a Nevada corporation incorporated on April 25, 2019. We specialize in commercial real estate lending. Our business model is to acquire and service loans secured by commercial real estate primarily in the southwestern United States.

Pursuant to our ongoing offering, as qualified by the SEC on November 18, 2019, we are seeking new funding for direct investment into real estate projects via secured debt and for general corporate and working capital purposes, to be allocated at the discretion of management.

Results of Operations for the period from May 31, 2019, to November 30, 2019.

From the period from May 31, 2019 through November 30, 2019, the company did not generate any revenue. We incurred $63,890 in expenses from during that same period, compared to $8,556 during the period from our inception on April 25, 2019, through our fiscal year ended May 31, 2019. Our expenses consisted of $61,758 in professional fees and $2,232 other expenses from May 31, 2019 through November 30, 2019, and $8,536 in professional fees and $20 in other expenses from inception through May 31, 2019. We therefore recorded a net loss of $63,890 for the period from May 31, 2019 through November 30, 2019 and $8,556 during the during the period from inception through May 31, 2019.

As we continue with our plan of operations, as outlined in our Offering Circular, qualified November 18, 2019, we expect that our gross revenue and our expenses will increase rapidly.

Liquidity and Capital Resources

As of November 30, 2019, our working capital was $15,554 and $51,444 as of May 31, 2019. Our current assets consisted of cash in the amount of $30,148 as of November 30, 2019, and $59,980 as of May 31, 2019. Our current liabilities at November 30, 2019 totaled $15,974 and $10,000 as of May 31, 2019.

Our Offering Circular, qualified November 18, 2019, registers for sale up to $40,000,000 in unsecured promissory notes. On December 23, 2019, we started accepting loans from investors in our offering, and as of February 28, 2020, we had sold a total of $1,292,000 in principal amount of our promissory notes.

Through November 30, 2019, our operations have been funded through equity purchases from our shareholders. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through operating revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of equity or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Item 2. Other Information

None.

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Item 3. Financial Statements

KULA VENTURES LTD.

CONDENSED FINANCIAL STATEMENTS

NOVEMBER 30, 2019

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KULA VENTURES LTD.
CONDENSED BALANCE SHEETS

	November 30, 2019	May 31, 2019
	(Unaudited)
ASSETS

Current Assets
Cash	$30,148	$59,980

Other Current Assets
Prepaid expenses	0	1,464
Other receivable	1,380	0
Stock Subscriptions Receivable	2,000	0

Total Assets	$33,528	$61,444

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$15,974	$0
Due to stockholder	0	10,000

Total Current Liabilities	15,974	10,000

Stockholders' Equity
Common stock, $0.001 par value, 10,000,000 shares authorized, 1,800,000 shares issued and outstanding	1,800	1,200
Additional paid-in capital	88,200	58,800
Accumulated deficit	(72,446)	(8,556)

Total Stockholders' Equity	17,554	51,444

Total Liabilities and Stockholders' Equity	$33,528	$61,444

See accompanying notes to these condensed financial statements.

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KULA VENTURES LTD.
CONDENSED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019
(UNAUDITED)

General and Administrative Expenses
Bank charges	$20
Office supplies	2,112
Professional fees	61,758
Total Operating Expenses	63,890

Net Loss	$(63,890)

See accompanying notes to these condensed financial statements.

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KULA VENTURES LT
CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019
(UNAUDITED)

	Common Stock		Additional Paid-In	Stock Subscriptions	Accumulated
	Shares	Amount	Capital	Receivable	Deficit	Total

Balance, May 31, 2019	1,200,000	$1,200	$58,800	$0	$(8,556)	$51,444

Sale of common stock	600,000	600	27,400	2,000		30,000

Net Loss					(63,890)	(63,890)

Balance, November 30, 2019	1,800,000	$1,800	$86,200	$2,000	$(72,446)	$17,554

See accompanying notes to these condensed financial statements.

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KULA VENTURES LTD.
CONDENSED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2019
(UNAUDITED)

Cash Flows from Operating Activities:
Net loss	$(63,890)
Adjustments to reconcile net loss to net cash used in operating activities:
(Increase) decrease in assets:
Prepaid expenses	1,464
Other receivable	(1,380)
Increase (decrease) in liabilities:
Accounts payable	15,974
Net cash used in operating activities	(47,832)

Cash Flows from Financing Activities:
Repayment of stockholder loans	(10,000)
Sale of stock	28,000
Net cash provided by financing activities	18,000

Net Change in Cash	(29,832)

Cash, Beginning of Year	59,980

Cash, End of Period	$30,148

Schecule of Non-cash Investing and Financing Activities:
Stock subscription receivable	$2,000

See accompanying notes to these condensed financial statements.

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KULA VENTURES LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
NOVEMBER 30, 2019
(UNAUDITED)

NOTE 1 – NATURE OF BUSINESS

Nature of Business
Kula Ventures Ltd. (the Company) was organized as a domestic corporation under the laws of the State of Nevada on April 25, 2019. The Company was organized to seek out and purchase short term hard money loans secured by commercial real property from mortgage brokers and earn interest income in connection with those transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect, among other areas, the reported amounts of liabilities. These estimates and assumptions also impact expenses and disclosures in its financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions it may undertake in the future, actual results may differ from these estimates and assumptions. All amounts are presented in U.S. dollars, unless otherwise noted.

Going Concern
The Company’s condensed financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not yet established a stable ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholders and the attainment of profitable operations. The Company has a net operating loss in the amount of $63,890 for the six months ended November 30, 2019. Those factors, and the Company’s lack of operational history, raise substantial doubt as to its ability to continue as a going concern.

In order to continue as a going concern, the Company needs to develop a reliable source of revenues, and achieve a profitable level of operations. During the six months ended November 30, 2019, the Company has been involved in the formation stage. To fund operations for the next twelve months, the Company projects a need for $50,000 that will have to be raised through loans from stockholders or profits generated through operating activities.

Revenue Recognition
The Company plans to recognize revenue in accordance with FASB ASC No. 606,
Revenue Recognition
. Revenue will be recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. This generally will occur when the Company acquires, manage, administrate, protect, conserve, and sell or otherwise dispose of secured promissory notes.

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KULA VENTURES LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
NOVEMBER 30, 2019
(UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments
In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 820,
Fair Value Measurement and Disclosure
, the Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.

The Company bases fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable market prices and data are not readily available, significant management judgment is often necessary to estimate fair value.

In those cases, different assumptions could result in significant changes in valuation and may not be realized in actual sale. Additionally, inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates, and expected cash flows could significantly affect the results of current or future values.

The Company’s financial instruments consisted of cash, prepaid expenses and demand loans payable to related parties. The estimated fair values of cash, prepaid expenses and demand loans payable to related parties approximate their carrying amounts due to the short maturity of these instruments.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes for operating losses that are available to offset future taxable income.

Uncertain Tax Positions
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company’s tax returns remain open for three years for federal income tax examination.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

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KULA VENTURES LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
NOVEMBER 30, 2019
(UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Outstanding Litigation
From time to time, the Company may be subjected to other claims and legal actions that arise in the ordinary course of business. The Company believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on financial position, results of operations or cash flows. Any legal costs resulting from claims or legal actions are expensed as incurred.

The Company is not currently a party to any legal proceedings. The Company is not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

NOTE 3 – RELATED PARTY TRANSACTIONS

The other receivable consists of legal fees paid in error by the Company on behalf of Kona Coast LLC in the amount of $1,380. The stockholders of the Company hold a majority ownership in Kona Coast LLC.

Accounts payable includes a reimbursement to NPL Capital, LLC, one of the stockholders of the Company, in the amount of $1,025.

NOTE 4 - SUBSEQUENT EVENTS

From December 2019 through February 28, 2019, the Company entered into multiple Promissory Note Purchase Agreements (“Notes”) in the aggregate principal face value amount of approximately $1,292,000. The Notes bear interest at a rate of 8 to 10% per annum.

The Company entered into a loan agreement on January 31, 2020, with Bullhead Care, LLC, in the amount of $550,000. This note is payable in monthly interest only payments commencing on March 1, 2020. The annual interest rate is 12%. The note is secured by a Deed of Trust on land located in Mohave County, Arizona which is owned by Bullhead Care, LLC. The principal balance and interest thereon is due in full on January 31, 2022.

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KULA VENTURES LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
NOVEMBER 30, 2019
(UNAUDITED)

NOTE 4 – SUBSEQUENT EVENTS, continued

The Company has evaluated subsequent events through the filing date of these financial statements and determined that no additional subsequent events have occurred that would require recognition in the condensed financial statements or disclosures in the notes thereto other than as disclosed in the accompany notes to the condensed financial statements.

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To Management
Kula Ventures Ltd.
Las Vegas, NV 89108

Management is responsible for the accompanying financial statements of Kula Ventures Ltd., which comprise the balance sheet as of November 30, 2019, and the related statements of income, changes in stockholders’ equity and cash flows for the six months then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Las Vegas, NV
January 16, 2020

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Item 4. Exhibits

Exhibit Number	Description
1.1*	Articles of Incorporation
1.2*	Bylaws
2.1*	Form of Type A Promissory Note (8.0%; 2 year term
2.2*	Form of Type B Promissory Note (9.0%; 3 year term)
2.3*	Form of Type C Promissory Note (10.0%; 5 year term)
3.1*	Form of Subscription Agreement

*Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

February 28, 2020

KULA VENTURES LTD.

/s/ Robert Rink
By:	Robert Rink
Its:	President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

February 28, 2020

/s/ Robert Rink
By:	Robert Rink
Its:	Chief Financial Officer

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